FILE NO. 333-140528
                                                                    CIK #1369488


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A. Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 652

     B. Name of Depositor: VAN KAMPEN FUNDS INC.

     C. Complete address of Depositor's principal executive offices:

                                                     1221 Avenue of the Americas
                                                     New York, New York  10020

     D. Name and complete address of agents for service:

        Mark J. Kneedy                   Amy R. Doberman
        Chapman and Cutler LLP           Managing Director
        111 West Monroe Street           Van Kampen Investments Inc.
        Chicago, Illinois  60603         1221 Avenue of the Americas, 22nd Floor
                                         New York, New York  10020

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 10:00 a.m. on March 13, 2007 pursuant to Rule 487.



ENHANCED SECTOR STRATEGY, BASIC
  MATERIALS PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, CONSUMER
  GOODS AND SERVICES PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, ENERGY
  PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, FINANCIALS
  PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, HEALTH CARE
  PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, TECHNOLOGY
  PORTFOLIO 2007-1

ENHANCED SECTOR STRATEGY, UTILITIES
  PORTFOLIO 2007-1

THE DOW JONES TOTAL MARKET PORTFOLIO,
  ENHANCED INDEX STRATEGY 2007-1

ENHANCED SECTOR STRATEGY, SECTOR
  ROTATION PORTFOLIO 2007-1


(VAN KAMPEN UNIT TRUSTS, SERIES 652)

--------------------------------------------------------------------------------


   The unit investment trusts named above (the "Portfolios") each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.


                                 MARCH 13, 2007


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

                 The Securities and Exchange Commission has not
                     approved or disapproved of the Units or
                     passed upon the adequacy or accuracy of
                                this prospectus.
               Any contrary representation is a criminal offense.

      Van Kampen
      Investments

ENHANCED SECTOR STRATEGY, BASIC MATERIALS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Basic Materials Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Basic Materials Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Basic Materials Index measures the performance of the basic materials sector of the U.S. Equity market. The index includes companies in the following sectors: chemicals, forestry and paper, industrial metals and mining.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE BASIC MATERIALS SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %    AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES

Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping

  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     410
     3 years                                1,039
     5 years                                1,690
     10 years                               3,420



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1,2        $0.12664 per Unit

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118E600
                                    Reinvest -  92118E709
                                Wrap Fee Cash - 92118E808
                            Wrap Fee Reinvest - 92118E881


   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Basic Materials Index (the "Basic Materials Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                            HYPOTHETICAL TOTAL RETURN


--------------------------------------------------------------------------------
                                                        BASIC
                                 STRATEGY             MATERIALS
             YEAR                 STOCKS                INDEX
       -------------------------------------------------------------
           1993                    14.33%               13.05%
           1994                    18.41                 5.51
           1995                     9.65                18.15
           1996                     9.27                12.60
           1997                    15.50                11.57
           1998                   (14.98)               (8.27)
           1999                    15.66                27.10
           2000                   (16.96)              (15.66)
           2001                    11.28                 1.63
           2002                   (10.36)               (8.32)
           2003                    76.88                35.68
           2004                    33.42                13.05
           2005                   (10.38)                4.96
           2006                    25.01                17.63
           Through 2/28/07          6.06                 7.08



See "Notes to Hypothetical Performance Tables".



ENHANCED SECTOR STRATEGY, BASIC MATERIALS PORTFOLIO 2007-1

PORTFOLIO

------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      ------------------------------------       ---------------      -----------         -------------
       359      A. Schulman, Inc.                          $       21.0400            2.76%         $   7,553.36
       222      Alcoa, Inc.                                        33.4200            2.03              7,419.24
       158      Cabot Corporation                                  47.0500            1.53              7,433.90
       664      Chemtura Corporation                               11.2000            1.79              7,436.80
       130      Cytec Industries, Inc.                             57.4000            0.70              7,462.00
       170      Dow Chemical Company                               43.8900            3.42              7,461.30
       128      Freeport-McMoRan Copper &
                  Gold, Inc.- CL B                                 57.9400            2.16              7,416.32
       421      Georgia Gulf Corporation                           17.7200            1.81              7,460.12
       325      Headwaters, Inc.                                   22.7900            0.00              7,406.75
       210      International Paper Company                        35.3500            2.83              7,423.50
       143      Lubrizol Corporation                               52.1200            2.00              7,453.16
       235      Lyondell Chemical Company                          31.5100            2.86              7,404.85
       443      Olin Corporation                                   16.8600            4.74              7,468.98
       185      OM Group, Inc.                                     40.5500            0.00              7,501.75
       333      RPM International, Inc.                            22.5000            3.11              7,492.50
       305      Sensient Technologies Corporation                  24.5700            2.60              7,493.85
       190      Steel Dynamics, Inc.                               39.0100            1.03              7,411.90
       336      Tredegar Corporation                               22.7100            0.70              7,630.56
       497      USEC, Inc.                                         15.0000            0.00              7,455.00
       389      Worthington Industries, Inc.                       19.0600            3.57              7,414.34
----------                                                                                          -------------
      5,843                                                                                         $ 149,200.18
==========                                                                                          =============

See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, CONSUMER GOODS AND SERVICES PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by combining two enhanced index strategies to select a portfolio of 40 stocks, 20 each from the Dow Jones U.S. Consumer Goods Index and the Dow Jones U.S. Consumer Services Index, each a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Consumer Goods Strategy and the Consumer Services Strategy defined under "Portfolio Strategies". Each strategy makes up approximately one-half of the initial Portfolio. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Consumer Goods Index measures the performance of the consumer goods sector of the U.S. Equity market. The index includes companies in the following sectors: automobiles and parts, beverages, food producers, household goods, leisure goods, personal goods and tobacco.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE CONSUMER PRODUCT AND RETAIL SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                         AS A %    AMOUNT
                                         OF NET    PER 100
                                         ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.327%    $3.160
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.324%    $3.131
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.365%    $3.531
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     362
     3 years                                  898
     5 years                                1,458
     10 years                               2,974


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME*          $0.03015 per Unit

  RECORD DATES                     10th day of July 2007,
                            October 2007 and January 2008

  DISTRIBUTION DATES               25th day of July 2007,
                            October 2007 and January 2008

  CUSIP NUMBERS                          Cash - 92118E204
                                    Reinvest -  92118E303
                                Wrap Fee Cash - 92118E402
                            Wrap Fee Reinvest - 92118E501
--------------------------------------------------------------------------------

   * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions".


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Consumer Goods Index (the "Consumer Goods Index") and the Dow Jones U.S. Consumer Services Index (the "Consumer Services Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                                               CONSUMER              CONSUMER
                         STRATEGY                GOODS               SERVICES
     YEAR                 STOCKS                 INDEX                 INDEX
 -------------------------------------------------------------------------------
      1993                  19.98%                6.16%                11.32%
      1994                  (8.60)                0.49                 (8.32)
      1995                  20.71                31.84                 21.65
      1996                  30.52                23.95                 13.25
      1997                  40.42                28.82                 40.58
      1998                  23.56                10.80                 47.29
      1999                  25.69               (10.22)                30.10
      2000                  15.49                 4.49                (26.50)
      2001                  19.95                (1.10)                 2.65
      2002                   0.08                (4.74)               (25.10)
      2003                  45.71                24.30                 32.64
      2004                  17.76                13.02                 10.27
      2005                  15.53                 2.04                 (1.93)
      2006                   1.85                14.92                 14.36
      Through 2/28/07        0.18                 0.56                  1.29

See "Notes to Hypothetical Performance Tables".

 ENHANCED SECTOR STRATEGY, CONSUMER GOODS AND SERVICES PORTFOLIO 2007-1

 PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, CONSUMER GOODS STRATEGY
         50       BorgWarner, Inc.                         $       75.0000            0.91%          $  3,750.00
+        48       Bunge, Ltd.                                      78.5500            0.81              3,770.40
         93       Cintas Corporation                               40.1900            0.97              3,737.67
         74       Coach, Inc.                                      50.0000            0.00              3,700.00
         75       Estee Lauder Companies, Inc.- CL A               49.3300            1.01              3,699.75
        100       G & K Services, Inc.- CL A                       37.2000            0.43              3,720.00
+        70       Garmin, Ltd.                                     53.4800            0.93              3,743.60
         38       Harman International Industries, Inc.            98.0200            0.05              3,724.76
        126       Hasbro, Inc.                                     29.6000            2.16              3,729.60
         99       Herman Miller, Inc.                              37.6600            0.85              3,728.34
         99       Jarden Corporation                               37.3400            0.00              3,696.66
         39       Johnson Controls, Inc.                           95.8600            1.38              3,738.54
        220       Nautilus, Inc.                                   16.9600            2.36              3,731.20
         77       NBTY, Inc.                                       48.5100            0.00              3,735.27
         35       Nike, Inc.- CL B                                105.6000            1.40              3,696.00
         67       Phillips-Van Heusen Corporation                  56.1600            0.27              3,762.72
         75       Polaris Industries, Inc.                         50.1300            2.71              3,759.75
         44       Polo Ralph Lauren Corporation                    85.5600            0.23              3,764.64
        191       Steelcase, Inc.- CL A                            19.3900            2.68              3,703.49
        224       Stride Rite Corporation                          16.5100            1.70              3,698.24
                ENHANCED SECTOR STRATEGY, CONSUMER SERVICES STRATEGY
         97       Aeropostale, Inc.                               38.4000             0.00              3,724.80
        110       AMR Corporation                                  34.1100            0.00              3,752.10
        113       Brinker International, Inc.                      33.2500            1.08              3,757.25
        124       Career Education Corporation                     30.0000            0.00              3,720.00
         79       Chemed Corporation                               47.4000            0.51              3,744.60
         96       Continental Airlines, Inc.- CL B                 39.0000            0.00              3,744.00
        162       Directv Group, Inc.                              23.0900            0.00              3,740.58
        181       Expedia, Inc.                                    20.7400            0.00              3,753.94
         98       Genesco, Inc.                                    38.7500            0.00              3,797.50
        107       Hilton Hotels Corporation                        34.3500            0.47              3,675.45
        100       IAC/InterActiveCorp                              37.3500            0.00              3,735.00
         99       J. Crew Group, Inc.                              37.9200            0.00              3,754.08
        179       Netflix, Inc.                                    21.0800            0.00              3,773.32
         86       P.F. Chang's China Bistro, Inc.                  43.0000            0.00              3,698.00
         62       Panera Bread Company- CL A                       60.5700            0.00              3,755.34
        115       Ross Stores, Inc.                                32.8400            0.91              3,776.60
        248       Sinclair Broadcast Group, Inc.- CL A             15.5200            3.22              3,848.96
        140       ValueClick, Inc.                                 26.6900            0.00              3,736.60
         95       WMS Industries, Inc.                             39.8100            0.00              3,781.95
         40       Wynn Resorts, Ltd.                               92.4200            0.00              3,696.80
----------                                                                                          -------------
     4,175                                                                                          $  149,557.50
==========                                                                                          =============

See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, ENERGY PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Oil & Gas Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Energy Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Oil & Gas Index measures the performance of the oil and gas sector of the U.S. Equity market. The index includes companies in the following sectors: oil and gas producers and oil equipment, services and distribution.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE ENERGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                        PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                          ------     ------
Maximum sales charge                        2.950%   $29.500
                                          ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                          ======     ======


                                         AS A %    AMOUNT
                                         OF NET    PER 100
                                         ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                          ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.362%    $3.492
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                          ------     ------
Total                                       0.403%    $3.892
                                          ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     384
     3 years                                  963
     5 years                                1,565
     10 years                               3,182


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1,2                 $0.03218

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118C356
                                    Reinvest -  92118C364
                                Wrap Fee Cash - 92118C372
                            Wrap Fee Reinvest - 92118C380
--------------------------------------------------------------------------------

   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Oil & Gas Index (the "Oil & Gas Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".


                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                                STRATEGY             OIL & Gas
            Year                 Stocks                Index
      -------------------------------------------------------------
          1993                    29.78%               13.69%
          1994                    (0.84)                1.51
          1995                    30.53                30.11
          1996                    38.31                28.25
          1997                    29.76                22.48
          1998                   (43.37)               (5.20)
          1999                   104.20                20.17
          2000                    67.71                26.56
          2001                    (7.70)              (11.66)
          2002                     0.77               (13.52)
          2003                    15.81                25.74
          2004                    45.96                32.43
          2005                    49.57                34.09
          2006                    12.80                22.77
          Through 2/28/07         (1.42)               (2.93)


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, ENERGY PORTFOLIO 2007-1

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
       184      Anadarko Petroleum Corporation             $       40.3700            0.89%         $   7,428.08
       271      BJ Services Company                                27.5600            0.73              7,468.76
       111      ConocoPhillips                                     67.2400            2.44              7,463.64
        98      Diamond Offshore Drilling, Inc.                    76.3500            0.65              7,482.30
       145      Ensco International, Inc.                          51.2000            0.20              7,424.00
     1,130      Grey Wolf, Inc.                                     6.6300            0.00              7,491.90
       233      Halliburton Company                                32.1900            0.93              7,500.27
       265      Helmerich & Payne, Inc.                            28.0600            0.64              7,435.90
        79      Marathon Oil Corporation                           93.5200            1.71              7,388.08
+      252      Nabors Industries, Ltd.                            29.7500            0.00              7,497.00
       103      National-Oilwell Varco, Inc.                       72.4700            0.00              7,464.41
       251      Oil States International, Inc.                     29.8200            0.00              7,484.82
       339      Patterson-UTI Energy, Inc.                         22.0400            1.45              7,471.56
       246      Rowan Companies, Inc.                              30.2400            1.32              7,439.04
       171      Smith International, Inc.                          43.9600            0.91              7,517.16
       269      Stone Energy Corporation                           27.9400            0.00              7,515.86
       114      Sunoco, Inc.                                       66.1300            1.66              7,538.82
        78      Tesoro Corporation                                 96.7600            0.41              7,547.28
       154      Unit Corporation                                   48.2500            0.00              7,430.50
       124      Valero Energy Corporation                          60.2900            0.80              7,475.96
----------                                                                                          -------------
     4,617                                                                                          $ 149,465.34
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, FINANCIALS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Financials Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Financials Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Financials Index measures the performance of the financial sector of the U.S. Equity market. The index includes companies in the following sectors: banks, non-life insurance, life insurance, real estate and general finance.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE FINANCIAL SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %    AMOUNT
                                         OF NET    PER 100
                                         ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.362%    $3.492
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.403%    $3.892
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     384
     3 years                                  963
     5 years                                1,565
     10 years                               3,182


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1          $0.11319 per Unit

  ESTIMATED INITIAL DISTRIBUTION1,2        $0.01 per Unit

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118C398
                                    Reinvest -  92118C406
                                Wrap Fee Cash - 92118C414
                            Wrap Fee Reinvest - 92118C422
--------------------------------------------------------------------------------

   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Financials Index (the "Financials Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                            HYPOTHETICAL TOTAL RETURN


--------------------------------------------------------------------------------
                                STRATEGY            FINANCIALS
            YEAR                 STOCKS                INDEX
      -------------------------------------------------------------
          1993                    25.31%                8.36%
          1994                   (14.55)               (4.28)
          1995                    59.16                50.77
          1996                    38.80                33.84
          1997                    68.52                48.94
          1998                    20.94                 7.51
          1999                     5.36                 1.52
          2000                    72.64                26.94
          2001                    16.66                (6.38)
          2002                    10.54               (12.35)
          2003                    47.67                32.23
          2004                    16.73                13.39
          2005                    11.69                 6.45
          2006                     6.75                19.42
          Through 2/28/07         (7.54)               (1.55)


See "Notes to Hypothetical Performance Tables".

ENHANCED SECTOR STRATEGY, FINANCIALS PORTFOLIO 2007-1

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
+      113      Arch Capital Group, Ltd.                   $       66.0100            0.00%         $   7,459.13
       137      Assurant, Inc.                                     53.8900            0.74              7,382.93
+      219      Axis Capital Holdings, Ltd.                        34.2100            1.93              7,491.99
        50      Bear Stearns Companies, Inc.                      153.1500            0.84              7,657.50
       149      Chubb Corporation                                  50.0000            2.32              7,450.00
       173      Cincinnati Financial Corporation                   43.0400            3.30              7,445.92
+      215      Endurance Specialty Holdings, Ltd.                 34.4800            2.90              7,413.20
       136      FirstFed Financial Corporation                     54.5500            0.00              7,418.80
     1,038      Fremont General Corporation                         6.7300            7.13              6,985.74
       212      Genworth Financial, Inc.- CL A                     35.2400            1.02              7,470.88
        37      Goldman Sachs Group, Inc.                         202.6000            0.69              7,496.20
        99      Lehman Brothers Holdings, Inc.                     76.5500            0.78              7,578.45
        91      Merrill Lynch & Company, Inc.                      83.4900            1.68              7,597.59
       252      Ohio Casualty Corporation                          29.7200            1.75              7,489.44
       134      Reinsurance Group of America, Inc.                 55.8500            0.64              7,483.90
       304      Selective Insurance Group, Inc.                    24.5900            1.95              7,475.36
       116      Transatlantic Holdings, Inc.                       64.0600            0.84              7,430.96
       146      Travelers Companies, Inc.                          51.2000            2.03              7,475.20
       230      W.R. Berkley Corporation                           32.3800            0.62              7,447.40
       166      Wintrust Financial Corporation                     44.9900            0.71              7,468.34
----------                                                                                          -------------
     4,017                                                                                          $  149,118.93
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, HEALTH CARE PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Health Care Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Health Care Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Dow Jones U.S. Health Care Index measures the performance of the health care sector of the U.S. Equity market. The index includes companies in the following sectors: health care equipment and services and pharmaceuticals and biotechnology.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE HEALTH CARE SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
 reinvested dividends                       0.000    $ 0.000
                                           ======     ======


                                         AS A %    AMOUNT
                                         OF NET    PER 100
                                         ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.362%    $3.492
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.403%    $3.892
                                           ======     ======


                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.

     1 year                             $     384
     3 years                                  963
     5 years                                1,565
     10 years                               3,182


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1,2                      N/A

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118C430
                                    Reinvest -  92118C448
                                Wrap Fee Cash - 92118C455
                            Wrap Fee Reinvest - 92118C463
--------------------------------------------------------------------------------

   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Health Care Index (the "Health Care Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or a prior series but do reflect the sales charge and expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                            STRATEGY            HEALTH CARE
        YEAR                 STOCKS                INDEX
  -------------------------------------------------------------
      1993                    (4.60)%              (4.80)%
      1994                    12.14                10.78
      1995                    42.42                54.86
      1996                    17.31                18.55
      1997                    21.96                36.88
      1998                    40.71                39.09
      1999                     3.26                (4.03)
      2000                    72.00                37.84
      2001                     6.78               (12.84)
      2002                   (10.03)              (20.81)
      2003                    58.14                19.43
      2004                    30.20                 4.55
      2005                    19.53                 8.32
      2006                     2.30                 6.88
      Through 2/28/07          2.36                 0.87


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, HEALTH CARE PORTFOLIO 2007-1

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
       226      Amerigroup Corporation                             32.7400            0.00%         $   7,399.24
       237      Apria Healthcare Group, Inc.                       31.8200            0.00              7,541.34
       153      Barr Pharmaceuticals, Inc.                         48.7000            0.00              7,451.10
       111      Cephalon, Inc.                                     67.8800            0.00              7,534.68
       135      Coventry Health Care, Inc.                         55.1100            0.00              7,439.85
       228      Cytyc Corporation                                  32.6800            0.00              7,451.04
       145      DaVita, Inc.                                       51.5400            0.00              7,473.30
        92      Express Scripts, Inc.                              80.5900            0.00              7,414.28
       143      Forest Laboratories, Inc.                          52.1000            0.00              7,450.30
       136      Health Net, Inc.                                   54.3900            0.00              7,397.04
       124      Humana, Inc.                                       60.2000            0.00              7,464.80
       252      ImClone Systems, Inc.                              29.4600            0.00              7,423.92
       150      Kinetic Concepts, Inc.                             50.0400            0.00              7,506.00
       400      King Pharmaceuticals, Inc.                         18.6400            0.00              7,456.00
       181      Magellan Health Services, Inc.                     41.0900            0.00              7,437.29
       149      Medtronic, Inc.                                    49.6400            0.89              7,396.36
       371      Mylan Laboratories, Inc.                           19.9200            1.20              7,390.32
       294      Pfizer, Inc.                                       25.3800            4.57              7,461.72
       179      Sierra Health Services, Inc.                       41.5700            0.00              7,441.03
        88      WellCare Health Plans, Inc.                        86.7700            0.00              7,635.76
----------                                                                                          -------------
      3,794                                                                                         $  149,165.37
==========                                                                                          =============


See "Notes to Portfolios".


ENHANCED SECTOR STRATEGY, TECHNOLOGY PORTFOLIO



   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Technology Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Technology Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Technology Index measures the performance of the technology sector of the U.S. Equity market. The index includes companies in the following sectors: software and computer services and technology hardware and equipment.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE TECHNOLOGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
 reinvested dividends                       0.000    $ 0.000
                                           ======     ======


                                         AS A %     AMOUNT
                                         OF NET     PER 100
                                         ASSETS      UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1,2                      N/A

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118C471
                                    Reinvest -  92118C489
                                Wrap Fee Cash - 92118C497
                            Wrap Fee Reinvest - 92118C505
--------------------------------------------------------------------------------

   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Technology Index (the "Technology Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".



                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                             STRATEGY            TECHNOLOGY
         YEAR                 STOCKS                INDEX
   -------------------------------------------------------------
       1993                    27.28%               24.17%
       1994                    27.38                23.43
       1995                    45.91                43.12
       1996                    22.61                36.42
       1997                    18.33                22.91
       1998                    20.81                70.30
       1999                   255.43                83.68
       2000                   (15.77)              (36.99)
       2001                    63.87               (28.34)
       2002                   (22.37)              (38.66)
       2003                    91.29                51.04
       2004                    (1.05)                1.76
       2005                     9.55                 3.31
       2006                    19.83                10.10
       Through 2/28/07         (3.14)               (1.06)

See "Notes to Hypothetical Performance Tables".

ENHANCED SECTOR STRATEGY, TECHNOLOGY PORTFOLIO 2007-1

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
       453      ADC Telecommunications, Inc.               $       16.2500            0.00%         $   7,361.25
       338      Agilysis, Inc.                                     22.4300            0.53              7,581.34
       725      Andrew Corporation                                 10.2600            0.00              7,438.50
       225      Cabot Microelectronics Corporation                 33.0400            0.00              7,434.00
       393      Cohu, Inc.                                         19.0900            1.26              7,502.37
       145      Computer Sciences Corporation                      51.4400            0.00              7,458.80
       431      Cree, Inc.                                         17.3500            0.00              7,477.85
       687      Entegris, Inc.                                     10.8800            0.00              7,474.56
       320      Hutchinson Technology, Inc.                        23.3100            0.00              7,459.20
       173      International Rectifier Corporation                43.0500            0.00              7,447.65
       283      Intersil Corporation - CL A                        26.3700            1.52              7,462.71
       141      KLA-Tencor Corporation                             52.7600            0.91              7,439.16
     1,164      LTX Corporation                                     6.3800            0.00              7,426.32
       596      OmniVision Technologies, Inc.                      12.4400            0.00              7,414.24
       350      Plantronics, Inc.                                  21.5300            0.93              7,535.50
       936      RF Micro Devices, Inc.                              8.0000            0.00              7,488.00
       312      SRA International, Inc. - CL A                     23.6500            0.00              7,378.80
       206      Tech Data Corporation                              35.8800            0.00              7,391.28
       188      Tessera Technologies, Inc.                         39.8700            0.00              7,495.56
       128      United Stationers, Inc.                            58.2600            0.00              7,457.28
----------                                                                                          ------------
     8,194                                                                                          $ 149,124.37
==========                                                                                          ============

See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, UTILITIES PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Utilities Index, a sector index within the Dow Jones U.S. Total Market Index. The Portfolio invests in the stocks selected using the Utilities Strategy defined under "Portfolio Strategies". When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Utilities Index measures the performance of the utilities sector of the U.S. Equity market. The index includes companies in the following sectors: electricity and gas, water and multi-utilities.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE UTILITIES SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
 reinvested dividends                       0.000    $ 0.000
                                           ======     ======


                                         AS A %     AMOUNT
                                         OF NET     PER 100
                                         ASSETS      UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                            ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     410
     3 years                                1,039
     5 years                                1,690
     10 years                               3,420


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME1,2        $0.24592 per Unit

  RECORD DATES2                    10th day of each month

  DISTRIBUTION DATES2              25th day of each month

  CUSIP NUMBERS                          Cash - 92118E873
                                    Reinvest -  92118E865
                                Wrap Fee Cash - 92118E857
                            Wrap Fee Reinvest - 92118E782
--------------------------------------------------------------------------------

   1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders -- Estimated Distributions".

   2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value.


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Utilities Index (the "Utilities Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                            STRATEGY             UTILITIES
        YEAR                 STOCKS                INDEX
  -------------------------------------------------------------
      1993                     9.43%               11.71%
      1994                   (13.91)              (12.15)
      1995                    30.00                31.91
      1996                     5.44                 3.95
      1997                    32.70                28.76
      1998                    13.92                13.32
      1999                     5.08               (13.19)
      2000                    57.06                56.08
      2001                    (0.45)              (26.18)
      2002                   (13.85)              (21.19)
      2003                    43.57                24.91
      2004                    19.03                24.04
      2005                     8.47                15.35
      2006                    22.41                21.28
      Through 2/28/07          1.60                 4.46

See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, UTILITIES PORTFOLIO 2007-1

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
       358      AES Corporation                            $      21.0700             0.00%         $   7,543.06
       186      AGL Resources, Inc.                                40.3000            4.07              7,495.80
       148      Ameren Corporation                                 50.4300            5.04              7,463.64
       343      Aqua America, Inc.                                 22.2400            2.07              7,628.32
       423      CenterPoint Energy, Inc.                           17.6200            3.86              7,453.26
        87      Dominion Resources, Inc.                           85.7300            3.31              7,458.51
       160      DTE Energy Company                                 46.5000            4.56              7,440.00
       383      Duke Energy Corporation                            19.5900            4.29              7,502.97
       153      Edison International                               49.0100            2.37              7,498.53
       156      Energen Corporation                                47.8000            0.96              7,456.80
       308      Energy East Corporation                            24.3000            4.94              7,484.40
       106      NRG Energy, Inc.                                   69.6500            0.00              7,382.90
       161      PG&E Corporation                                   46.3900            2.85              7,468.79
       158      Pinnacle West Capital Corporation                  47.5600            4.42              7,514.48
       198      PPL Corporation                                    38.1700            3.20              7,557.66
       305      Puget Energy, Inc.                                 24.5600            4.07              7,490.80
        88      Questar Corporation                                84.8100            1.11              7,463.28
       182      Scana Corporation                                  40.9700            4.30              7,456.54
       211      Southern Company                                   35.4500            4.37              7,479.95
       451      Teco Energy, Inc.                                  16.5900            4.58              7,482.09
----------                                                                                          ------------
     4,565                                                                                          $ 149,721.78
==========                                                                                          ============


See "Notes to Portfolios".


THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of domestic companies selected by applying separate uniquely specialized enhanced sector strategies. The Portfolio combines ten enhanced sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. Each strategy makes up that percentage of the initial Portfolio as its respective sector makes up of the Dow Jones U.S. Total Market Index. Please refer to "Portfolio Strategies" for details of each enhanced sector strategy. When the Portfolio terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Dow Jones U.S. Total Market Index measures the performance of the U.S. Equity broad market. The index is comprised of all the companies in the Dow Jones Large-Cap Index, Dow Jones Mid-Cap Index and Dow Jones Small-Cap Index.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC     AMOUNT
                                        OFFERING    PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                          ------     ------
Maximum sales charge                        2.950%   $29.500
                                          ======     ======
Maximum sales charge on
 reinvested dividends                       0.000    $ 0.000
                                          ======     ======


                                        AS A %    AMOUNT
                                        OF NET    PER 100
                                        ASSETS     UNITS
                                       --------- ---------
ORGANIZATION COSTS                         0.124%    $1.199
                                          ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses       0.244%    $2.365
Supervisory, bookkeeping
  and administrative fees                  0.041      0.400
                                          ------     ------
Total                                      0.285%    $2.765
                                          ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     335
     3 years                                  817
     5 years                                1,324
     10 years                               2,709


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME*          $0.06476 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.02 per Unit

  RECORD DATES       10th day of July 2007, October 2007
                                         and January 2008

  DISTRIBUTION DATES  25th day of July 2007, October 2007
                                         and January 2008

  CUSIP NUMBERS                          Cash - 92118C513
                                    Reinvest -  92118C521
                                Wrap Fee Cash - 92118C539
                            Wrap Fee Reinvest - 92118C547
--------------------------------------------------------------------------------


   * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions".


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Total Market Index (the "Total Market Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".



                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                               STRATEGY           TOTAL MARKET
           YEAR                 STOCKS                INDEX
     -------------------------------------------------------------
         1993                    17.78%                9.78%
         1994                    (1.60)                0.21
         1995                    34.77                36.62
         1996                    24.87                22.02
         1997                    36.12                31.81
         1998                    18.63                24.90
         1999                    64.99                22.72
         2000                    21.65                (9.23)
         2001                    21.85               (11.95)
         2002                    (6.07)              (22.08)
         2003                    52.60                30.75
         2004                    19.11                12.01
         2005                    14.12                 6.33
         2006                    10.49                15.63
         Through 2/28/07         (1.99)                0.27



See "Notes to Hypothetical Performance Tables".


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2007-1

 PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, BASIC MATERIALS STRATEGY
         19       A. Schulman, Inc.                        $       21.0400            2.76%         $     399.76
         12       Alcoa, Inc.                                      33.4200            2.03                401.04
          9       Cabot Corporation                                47.0500            1.53                423.45
         36       Chemtura Corporation                             11.2000            1.79                403.20
          7       Cytec Industries, Inc.                           57.4000            0.70                401.80
          9       Dow Chemical Company                             43.8900            3.42                395.01
          7       Freeport-McMoRan Copper & Gold,
                    Inc.- CL B                                     57.9400            2.16                405.58
         23       Georgia Gulf Corporation                         17.7200            1.81                407.56
         18       Headwaters, Inc.                                 22.7900            0.00                410.22
         11       International Paper Company                      35.3500            2.83                388.85
          8       Lubrizol Corporation                             52.1200            2.00                416.96
         13       Lyondell Chemical Company                        31.5100            2.86                409.63
         24       Olin Corporation                                 16.8600            4.74                404.64
         10       OM Group, Inc.                                   40.5500            0.00                405.50
         18       RPM International, Inc.                          22.5000            3.11                405.00
         17       Sensient Technologies Corporation                24.5700            2.60                417.69
         10       Steel Dynamics, Inc.                             39.0100            1.03                390.10
         18       Tredegar Corporation                             22.7100            0.70                408.78
         27       USEC, Inc.                                       15.0000            0.00                405.00
         21       Worthington Industries, Inc.                     19.0600            3.57                400.26
                ENHANCED SECTOR STRATEGY, CONSUMER GOODS STRATEGY
         15       BorgWarner, Inc.                                 75.0000            0.91              1,125.00
+        14       Bunge, Ltd.                                      78.5500            0.81              1,099.70
         27       Cintas Corporation                               40.1900            0.97              1,085.13
         22       Coach, Inc.                                      50.0000            0.00              1,100.00
         22       Estee Lauder Companies, Inc.- CL A               49.3300            1.01              1,085.26
         29       G & K Services, Inc.- CL A                       37.2000            0.43              1,078.80
+        21       Garmin, Ltd.                                     53.4800            0.93              1,123.08
         11       Harman International Industries, Inc.            98.0200            0.05              1,078.22
         37       Hasbro, Inc.                                     29.6000            2.16              1,095.20
         29       Herman Miller, Inc.                              37.6600            0.85              1,092.14
         29       Jarden Corporation                               37.3400            0.00              1,082.86
         11       Johnson Controls, Inc.                           95.8600            1.38              1,054.46
         64       Nautilus, Inc.                                   16.9600            2.36              1,085.44
         22       NBTY, Inc.                                       48.5100            0.00              1,067.22
         10       Nike, Inc.- CL B                                105.6000            1.40              1,056.00
         19       Phillips-Van Heusen Corporation                  56.1600            0.27              1,067.04
         22       Polaris Industries, Inc.                         50.1300            2.71              1,102.86
         13       Polo Ralph Lauren Corporation                    85.5600            0.23              1,112.28
         56       Steelcase, Inc.- CL A                            19.3900            2.68              1,085.84
         65       Stride Rite Corporation                          16.5100            1.70              1,073.15


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2007-1

 PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, CONSUMER SERVICES STRATEGY
         41       Aeropostale, Inc.                        $       38.4000            0.00%         $   1,574.40
         46       AMR Corporation                                  34.1100            0.00              1,569.06
         48       Brinker International, Inc.                      33.2500            1.08              1,596.00
         52       Career Education Corporation                     30.0000            0.00              1,560.00
         33       Chemed Corporation                               47.4000            0.51              1,564.20
         40       Continental Airlines, Inc.- CL B                 39.0000            0.00              1,560.00
         68       Directv Group, Inc.                              23.0900            0.00              1,570.12
         76       Expedia, Inc.                                    20.7400            0.00              1,576.24
         41       Genesco, Inc.                                    38.7500            0.00              1,588.75
         45       Hilton Hotels Corporation                        34.3500            0.47              1,545.75
         42       IAC/InterActiveCorp                              37.3500            0.00              1,568.70
         41       J. Crew Group, Inc.                              37.9200            0.00              1,554.72
         75       Netflix, Inc.                                    21.0800            0.00              1,581.00
         36       P.F. Chang's China Bistro, Inc.                  43.0000            0.00              1,548.00
         26       Panera Bread Company- CL A                       60.5700            0.00              1,574.82
         48       Ross Stores, Inc.                                32.8400            0.91              1,576.32
        104       Sinclair Broadcast Group, Inc.- CL A             15.5200            3.22              1,614.08
         59       ValueClick, Inc.                                 26.6900            0.00              1,574.71
         40       WMS Industries, Inc.                             39.8100            0.00              1,592.40
         17       Wynn Resorts, Ltd.                               92.4200            0.00              1,571.14
                ENHANCED SECTOR STRATEGY, ENERGY STRATEGY
         28       Anadarko Petroleum Corporation                   40.3700            0.89              1,130.36
         41       BJ Services Company                              27.5600            0.73              1,129.96
         17       ConocoPhillips                                   67.2400            2.44              1,143.08
         15       Diamond Offshore Drilling, Inc.                  76.3500            0.65              1,145.25
         22       Ensco International, Inc.                        51.2000            0.20              1,126.40
        171       Grey Wolf, Inc.                                   6.6300            0.00              1,133.73
         35       Halliburton Company                              32.1900            0.93              1,126.65
         40       Helmerich & Payne, Inc.                          28.0600            0.64              1,122.40
         12       Marathon Oil Corporation                         93.5200            1.71              1,122.24
+        38       Nabors Industries, Ltd.                          29.7500            0.00              1,130.50
         16       National-Oilwell Varco, Inc.                     72.4700            0.00              1,159.52
         38       Oil States International, Inc.                   29.8200            0.00              1,133.16
         51       Patterson-UTI Energy, Inc.                       22.0400            1.45              1,124.04
         37       Rowan Companies, Inc.                            30.2400            1.32              1,118.88
         26       Smith International, Inc.                        43.9600            0.91              1,142.96
         41       Stone Energy Corporation                         27.9400            0.00              1,145.54
         17       Sunoco, Inc.                                     66.1300            1.66              1,124.21
         12       Tesoro Corporation                               96.7600            0.41              1,161.12
         23       Unit Corporation                                 48.2500            0.00              1,109.75
         19       Valero Energy Corporation                        60.2900            0.80              1,145.51


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2007-1

 PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, FINANCIALS STRATEGY
+        41       Arch Capital Group, Ltd.                 $       66.0100            0.00%         $   2,706.41
         50       Assurant, Inc.                                   53.8900            0.74              2,694.50
+        80       Axis Capital Holdings, Ltd.                      34.2100            1.93              2,736.80
         18       Bear Stearns Companies, Inc.                    153.1500            0.84              2,756.70
         54       Chubb Corporation                                50.0000            2.32              2,700.00
         63       Cincinnati Financial Corporation                 43.0400            3.30              2,711.52
+        78       Endurance Specialty Holdings, Ltd.               34.4800            2.90              2,689.44
         49       FirstFed Financial Corporation                   54.5500            0.00              2,672.95
        378       Fremont General Corporation                       6.7300            7.13              2,543.94
         77       Genworth Financial, Inc.- CL A                   35.2400            1.02              2,713.48
         14       Goldman Sachs Group, Inc.                       202.6000            0.69              2,836.40
         36       Lehman Brothers Holdings, Inc.                   76.5500            0.78              2,755.80
         33       Merrill Lynch & Company, Inc.                    83.4900            1.68              2,755.17
         92       Ohio Casualty Corporation                        29.7200            1.75              2,734.24
         49       Reinsurance Group of America, Inc.               55.8500            0.64              2,736.65
        111       Selective Insurance Group, Inc.                  24.5900            1.95              2,729.49
         42       Transatlantic Holdings, Inc.                     64.0600            0.84              2,690.52
         53       Travelers Companies, Inc.                        51.2000            2.03              2,713.60
         84       W.R. Berkley Corporation                         32.3800            0.62              2,719.92
         60       Wintrust Financial Corporation                   44.9900            0.71              2,699.40
                ENHANCED SECTOR STRATEGY, HEALTH CARE STRATEGY
         44       Amerigroup Corporation                           32.7400            0.00              1,440.56
         46       Apria Healthcare Group, Inc.                     31.8200            0.00              1,463.72
         30       Barr Pharmaceuticals, Inc.                       48.7000            0.00              1,461.00
         21       Cephalon, Inc.                                   67.8800            0.00              1,425.48
         26       Coventry Health Care, Inc.                       55.1100            0.00              1,432.86
         44       Cytyc Corporation                                32.6800            0.00              1,437.92
         28       DaVita, Inc.                                     51.5400            0.00              1,443.12
         18       Express Scripts, Inc.                            80.5900            0.00              1,450.62
         28       Forest Laboratories, Inc.                        52.1000            0.00              1,458.80
         26       Health Net, Inc.                                 54.3900            0.00              1,414.14
         24       Humana, Inc.                                     60.2000            0.00              1,444.80
         49       ImClone Systems, Inc.                            29.4600            0.00              1,443.54
         29       Kinetic Concepts, Inc.                           50.0400            0.00              1,451.16
         78       King Pharmaceuticals, Inc.                       18.6400            0.00              1,453.92
         35       Magellan Health Services, Inc.                   41.0900            0.00              1,438.15
         29       Medtronic, Inc.                                  49.6400            0.89              1,439.56
         72       Mylan Laboratories, Inc.                         19.9200            1.20              1,434.24
         57       Pfizer, Inc.                                     25.3800            4.57              1,446.66
         35       Sierra Health Services, Inc.                     41.5700            0.00              1,454.95
         17       WellCare Health Plans, Inc.                      86.7700            0.00              1,475.09


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2007-1

 PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, INDUSTRIALS STRATEGY
         30       Acuity Brands, Inc.                      $       54.0500            1.11%         $   1,621.50
         43       Avnet, Inc.                                      38.0100            0.00              1,634.43
         29       Ceradyne, Inc.                                   56.1000            0.00              1,626.90
         40       CommScope, Inc.                                  39.3200            0.00              1,572.80
         42       CSX Corporation                                  37.7500            1.27              1,585.50
         12       Cummins, Inc.                                   138.0600            1.04              1,656.72
         52       Deluxe Corporation                               31.8800            3.14              1,657.76
         25       Dionex Corporation                               64.7600            0.00              1,619.00
         30       DRS Technologies, Inc.                           53.4400            0.22              1,603.20
         47       FTI Consulting, Inc.                             34.2700            0.00              1,610.69
         22       Manpower, Inc.                                   73.8600            0.87              1,624.92
        117       Methode Electronics, Inc.                        13.5000            1.48              1,579.50
         18       Mettler-Toledo International, Inc.               88.2600            0.00              1,588.68
         34       Nordson Corporation                              47.1100            1.49              1,601.74
         33       Norfolk Southern Corporation                     49.0100            1.80              1,617.33
         16       Precision Castparts Corporation                  97.6700            0.12              1,562.72
         48       Resources Connection, Inc.                       33.2000            0.00              1,593.60
         45       TeleTech Holdings, Inc.                          36.0800            0.00              1,623.60
         31       Toro Company                                     52.2400            0.92              1,619.44
         16       Union Pacific Corporation                       101.3600            1.38              1,621.76
                ENHANCED SECTOR STRATEGY, TECHNOLOGY STRATEGY
        102       ADC Telecommunications, Inc.                     16.2500            0.00              1,657.50
         76       Agilysis, Inc.                                   22.4300            0.53              1,704.68
        164       Andrew Corporation                               10.2600            0.00              1,682.64
         51       Cabot Microelectronics Corporation               33.0400            0.00              1,685.04
         89       Cohu, Inc.                                       19.0900            1.26              1,699.01
         33       Computer Sciences Corporation                    51.4400            0.00              1,697.52
         97       Cree, Inc.                                       17.3500            0.00              1,682.95
        155       Entegris, Inc.                                   10.8800            0.00              1,686.40
         72       Hutchinson Technology, Inc.                      23.3100            0.00              1,678.32
         39       International Rectifier Corporation              43.0500            0.00              1,678.95
         64       Intersil Corporation - CL A                      26.3700            1.52              1,687.68
         32       KLA-Tencor Corporation                           52.7600            0.91              1,688.32
        263       LTX Corporation                                   6.3800            0.00              1,677.94
        135       OmniVision Technologies, Inc.                    12.4400            0.00              1,679.40
         79       Plantronics, Inc.                                21.5300            0.93              1,700.87
        211       RF Micro Devices, Inc.                            8.0000            0.00              1,688.00
         70       SRA International, Inc. - CL A                   23.6500            0.00              1,655.50
         47       Tech Data Corporation                            35.8800            0.00              1,686.36
         43       Tessera Technologies, Inc.                       39.8700            0.00              1,714.41
         29       United Stationers, Inc.                          58.2600            0.00              1,689.54


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2007-1

 PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
------------    ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, TELECOMMUNICATIONS STRATEGY
         22       AT&T, Inc.                               $       37.0600            3.83%         $     815.32
         19       CenturyTel, Inc.                                 44.3700            0.59                843.03
        190       Cincinnati Bell, Inc.                             4.4700            0.00                849.30
         57       Citizens Communications Company                  14.6500            6.83                835.05
         95       Dobson Communications
                    Corporation - CL A                              8.6600            0.00                822.70
         15       Embarq Corporation                               54.0300            3.70                810.45
         95       Qwest Communications International, Inc.          8.7400            0.00                830.30
         30       RCN Corporation                                  28.1100            0.00                843.30
         43       Sprint Nextel Corporation                        19.4700            0.51                837.21
         23       Verizon Communications, Inc.                     36.5800            4.43                841.34
                ENHANCED SECTOR STRATEGY, UTILITIES STRATEGY
         24       AES Corporation                                  21.0700            0.00                505.68
         12       AGL Resources, Inc.                              40.3000            4.07                483.60
         10       Ameren Corporation                               50.4300            5.04                504.30
         23       Aqua America, Inc.                               22.2400            2.07                511.52
         28       CenterPoint Energy, Inc.                         17.6200            3.86                493.36
          6       Dominion Resources, Inc.                         85.7300            3.31                514.38
         11       DTE Energy Company                               46.5000            4.56                511.50
         25       Duke Energy Corporation                          19.5900            4.29                489.75
         10       Edison International                             49.0100            2.37                490.10
         10       Energen Corporation                              47.8000            0.96                478.00
         20       Energy East Corporation                          24.3000            4.94                486.00
          7       NRG Energy, Inc.                                 69.6500            0.00                487.55
         11       PG&E Corporation                                 46.3900            2.85                510.29
         10       Pinnacle West Capital Corporation                47.5600            4.42                475.60
         13       PPL Corporation                                  38.1700            3.20                496.21
         20       Puget Energy, Inc.                               24.5600            4.07                491.20
          6       Questar Corporation                              84.8100            1.11                508.86
         12       Scana Corporation                                40.9700            4.30                491.64
         14       Southern Company                                 35.4500            4.37                496.30
         30       Teco Energy, Inc.                                16.5900            4.58                497.70
 ----------                                                                                          -----------
      8,202                                                                                          $251,386.96
 ==========                                                                                          ===========


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, SECTOR ROTATION PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio invests in stocks selected by applying three of the following separate uniquely specialized sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. The combined Portfolio strategy first ranks the ten Dow Jones U.S. Total Market sector indexes by the simple average total return of the stocks in each index for the previous six-month period and selects the three highest ranking indexes. The Portfolio invests in the stocks selected using the three sector strategies based on these three highest ranking indexes. Each strategy makes up approximately one-third of the initial Portfolio. Please refer to "Portfolio Strategies" for details of each enhanced sector strategy. When the Portfolio terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.


   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

   o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

   o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

   o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

   o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.


   o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE BASIC MATERIALS, CONSUMER SERVICES AND TELECOMMUNICATIONS SECTORS. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.


   o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE     UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
 reinvested dividends                       0.000    $ 0.000
                                           ======     ======


                                         AS A %    AMOUNT
                                         OF NET    PER 100
                                         ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.327%    $3.160
                                           ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.324%    $3.131
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.365%    $3.531
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     362
     3 years                                  898
     5 years                                1,458
     10 years                               2,974


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from July 10, 2007 through December 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000

  INITIAL DATE OF DEPOSIT                  March 13, 2007

  MANDATORY TERMINATION DATE                June 12, 2008

  ESTIMATED NET ANNUAL INCOME*          $0.10301 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.02 per Unit

  RECORD DATES        10th day of July 2007, October 2007
                                         and January 2008

  DISTRIBUTION DATES  25th day of July 2007, October 2007
                                         and January 2008

  CUSIP NUMBERS                          Cash - 92118C554
                                    Reinvest -  92118C562
                                Wrap Fee Cash - 92118C570
                            Wrap Fee Reinvest - 92118C588
--------------------------------------------------------------------------------


   * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions".


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Total Market Index (the "Total Market Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".



                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                               STRATEGY           TOTAL MARKET
           YEAR                 STOCKS                INDEX
     -------------------------------------------------------------
         1993                    24.28%                9.78%
         1994                     3.08                 0.21
         1995                    41.40                36.62
         1996                    20.52                22.02
         1997                    38.87                31.81
         1998                    28.54                24.90
         1999                   119.54                22.72
         2000                    11.17                (9.23)
         2001                    12.03               (11.95)
         2002                    (0.42)              (22.08)
         2003                    50.86                30.75
         2004                    17.39                12.01
         2005                    12.00                 6.33
         2006                    17.49                15.63
         Through 2/28/07          0.79                 0.27



See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, SECTOR ROTATION PORTFOLIO 2007-1

 PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Enhanced Sector Strategy, Basic Materials Strategy
        120       A. Schulman, Inc.                        $       21.0400            2.76%         $   2,524.80
         74       Alcoa, Inc.                                      33.4200            2.03              2,473.08
         53       Cabot Corporation                                47.0500            1.53              2,493.65
        221       Chemtura Corporation                             11.2000            1.79              2,475.20
         43       Cytec Industries, Inc.                           57.4000            0.70              2,468.20
         57       Dow Chemical Company                             43.8900            3.42              2,501.73
         43       Freeport-McMoRan Copper &
                    Gold, Inc.- CL B                               57.9400            2.16              2,491.42
        140       Georgia Gulf Corporation                         17.7200            1.81              2,480.80
        108       Headwaters, Inc.                                 22.7900            0.00              2,461.32
         70       International Paper Company                      35.3500            2.83              2,474.50
         48       Lubrizol Corporation                             52.1200            2.00              2,501.76
         78       Lyondell Chemical Company                        31.5100            2.86              2,457.78
        148       Olin Corporation                                 16.8600            4.74              2,495.28
         62       OM Group, Inc.                                   40.5500            0.00              2,514.10
        111       RPM International, Inc.                          22.5000            3.11              2,497.50
        102       Sensient Technologies Corporation                24.5700            2.60              2,506.14
         63       Steel Dynamics, Inc.                             39.0100            1.03              2,457.63
        112       Tredegar Corporation                             22.7100            0.70              2,543.52
        166       USEC, Inc.                                       15.0000            0.00              2,490.00
        130       Worthington Industries, Inc.                     19.0600            3.57              2,477.80
                ENHANCED SECTOR STRATEGY, CONSUMER SERVICES STRATEGY
         65       Aeropostale, Inc.                                38.4000            0.00              2,496.00
         73       AMR Corporation                                  34.1100            0.00              2,490.03
         76       Brinker International, Inc.                      33.2500            1.08              2,527.00
         83       Career Education Corporation                     30.0000            0.00              2,490.00
         53       Chemed Corporation                               47.4000            0.51              2,512.20
         64       Continental Airlines, Inc.- CL B                 39.0000            0.00              2,496.00
        108       Directv Group, Inc.                              23.0900            0.00              2,493.72
        121       Expedia, Inc.                                    20.7400            0.00              2,509.54
         66       Genesco, Inc.                                    38.7500            0.00              2,557.50
         72       Hilton Hotels Corporation                        34.3500            0.47              2,473.20
         67       IAC/InterActiveCorp                              37.3500            0.00              2,502.45
         66       J. Crew Group, Inc.                              37.9200            0.00              2,502.72
        119       Netflix, Inc.                                    21.0800            0.00              2,508.52
         58       P.F. Chang's China Bistro, Inc.                  43.0000            0.00              2,494.00
         41       Panera Bread Company- CL A                       60.5700            0.00              2,483.37
         77       Ross Stores, Inc.                                32.8400            0.91              2,528.68
        165       Sinclair Broadcast Group, Inc.- CL A             15.5200            3.22              2,560.80
         93       ValueClick, Inc.                                 26.6900            0.00              2,482.17
         63       WMS Industries, Inc.                             39.8100            0.00              2,508.03
         27       Wynn Resorts, Ltd.                               92.4200            0.00              2,495.34



ENHANCED SECTOR STRATEGY, SECTOR ROTATION PORTFOLIO 2007-1

 PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY, TELECOMMUNICATIONS STRATEGY
        135       AT&T, Inc.                               $       37.0600            3.83%         $   5,003.10
        112       CenturyTel, Inc.                                 44.3700            0.59              4,969.44
      1,135       Cincinnati Bell, Inc.                             4.4700            0.00              5,073.45
        342       Citizens Communications Company                  14.6500            6.83              5,010.30
        568       Dobson Communications
                    Corporation - CL A                              8.6600            0.00              4,918.88
         92       Embarq Corporation                               54.0300            3.70              4,970.76
        566       Qwest Communications International, Inc.          8.7400            0.00              4,946.84
        179       RCN Corporation                                  28.1100            0.00              5,031.69
        255       Sprint Nextel Corporation                        19.4700            0.51              4,964.85
        137       Verizon Communications, Inc.                     36.5800            4.43              5,011.46
 ----------                                                                                         ------------
      7,027                                                                                         $ 149,798.25
 ==========                                                                                         ============


See "Notes to Portfolios".

PORTFOLIO STRATEGIES


   The following section sets forth the investment strategies used by the Portfolios. Each Portfolio was selected as of the close of business on February 28, 2007.

BASIC MATERIALS STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Basic Materials Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield,

    o   Operating Margin,

    o   Price/Book Value Ratio,

    o   Price/Free Cash Flow Ratio,

    o   Price/Sales Ratio, and

    o   Price/Sales to Five-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Basic Materials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Book Value Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

CONSUMER GOODS STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Goods Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield to Five-Year Median,

    o   Long-Term Expected Profit Growth,

    o   One-Year Earnings Growth,

    o   Operating Income Change Last Quarter,

    o   Price/Cash Flow Ratio, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Goods Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

CONSUMER SERVICES STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Services Index from highest to lowest based on the following strategy screens:

    o   Cash Flow to Net Income,

    o   EPS Change Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Sales to Five-Year Average, and

    o   Total Return for the Past Six Months.
   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Services Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

ENERGY STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Oil & Gas Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Five-Year Earnings Growth,

    o   Gross Margin Trend,

    o   Long-Term Expected Profit Growth,

    o   Price/Sales Value Ratio, and

    o   Price/Sales to Three-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Oil & Gas Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

FINANCIALS STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Financials Index from highest to lowest based on the following strategy screens:

    o   Earnings Predictability,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio, and

    o   Tangible Book One-Year Change.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Financials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that the stock of any affiliate of Van Kampen will be excluded and replaced with the stock with the next highest ranking. If two stocks are assigned the same total score, the stock with the higher score for Tangible Book One-Year Change is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

HEALTH CARE STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Health Care Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Gross Margin,

    o   One-Year Net Income Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio, and

    o   Return on Equity.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Health Care Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Return on Equity is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

INDUSTRIALS STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Industrials Index from highest to lowest based on the following strategy screens:

    o   EPS Revisions Current Quarter,

    o   EPS Surprise Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Industrials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that the stock of any affiliate of Van Kampen will be excluded and replaced with the stock with the next highest ranking. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

TECHNOLOGY STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Technology Index from highest to lowest based on the following strategy screens:

    o   Net Profit Margin,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio,

    o   Price/Sales to Five-Year Average,

    o   Tangible Book Five-Year Change, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Technology Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

TELECOMMUNICATIONS STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S.
Telecommunications Index from highest to lowest based on the following strategy screens:

    o   Asset Turnover Trend,

    o   Dividend Yield,

    o   Enterprise Value to EBITDA,

    o   Price/Cash Flow Ratio,

    o   Three-Year Sales Growth, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Telecommunications Index. The strategy ranks the remaining stocks by total score and selects the top 10 stocks. If two stocks are assigned the same total score, the stock with the higher score for Enterprise Value to EBITDA is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

UTILITIES STRATEGY

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Utilities Index from highest to lowest based on the following strategy screens:

    o   EBIT Margin,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio versus Three-Year Average,

    o   Price/Cash Flow Ratio, and

    o   Price/Sales to Three-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Utilities Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.


GLOSSARY OF STRATEGY SCREENS

Asset Turnover Trend - The median asset turnover for the four most recent quarters divided by the median asset turnover of the 12 most recent quarters. Asset turnover is the sum of the four most recent quarters of sales divided by the average of the four most recent quarters of assets.

Cash Flow to Net Income - Sum of the four most recent quarters of cash flow divided by sum of the four most recent quarters of net income. Cash flow is defined as income before extraordinary items plus depreciation and amortization. Dividend Yield - The indicated annual dividend divided by the current stock price.

Dividend Yield to Five-Year Median - Current dividend yield divided by the median dividend yield over the past 60 months.

Earnings Predictability - A ratio that seeks to measure of the stability of year-to-year earnings growth over the past 20 quarters. Calculated by dividing the standard deviation of year-to-year changes in per-share earnings by the average year-to-year change in per-share earnings.

EBIT Margin - Earnings before interest and taxes (EBIT) divided by sales.

Enterprise Value to EBITDA - Enterprise value divided by earnings before interest, taxes, depreciation, and amortization. Enterprise value equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.

EPS Change Last Quarter - Year-to-year change in operating earnings per share. Operating earnings exclude the effect of all nonrecurring items, including cumulative effect of accounting changes, discontinued operations, extraordinary items, special items, and one-time income tax expenses/benefits.

EPS Revisions Current Quarter - The net percentage of positive profit-estimate revisions. First, the number of earnings estimates for the next fiscal quarter that have been decreased from the prior month are subtracted from the number that have been increased. Next, that result is divided by the total number of earnings estimates for the quarter.

EPS Surprise Last Quarter - The difference between last quarter's actual earnings per share and the average estimate, divided by the absolute value of the actual earnings per share.

Five-Year Earnings Growth - The difference between operating earnings per share in the most recent four quarters and operating earnings per share in the four quarters five years earlier, expressed as a percentage.

Gross Margin - Net sales in most recent four quarters minus cost of goods sold in most recent four quarters, with this total then divided by net sales.

Gross Margin Trend - The median gross margin over the past four quarters divided by median gross margin over the past 12 quarters.

Long-Term Expected Profit Growth - The simple average of analysts' estimates for five-year growth in earnings per share.

Net Profit Margin - Net income divided by sales.

One-Year Earnings Growth - The difference between operating earnings per share in the most recent four quarters divided by operating earnings per share in the four quarters one year earlier, expressed as a percentage.

One-Year Net Income Growth - The difference between net earnings per share in the most recent four quarters and net earnings per share in the four quarters one year earlier, expressed as a percentage. Net earnings exclude discontinued operations and extraordinary items.

Operating Margin - Operating income before deprecation divided by sales, calculated for most recent four quarters.

Operating Income Change Last Quarter - The difference between operating income in the latest quarter and the year-earlier quarter.

Price/Earnings Ratio - Stock price divided by earnings per share from operations over past four quarters.

Price/Book Value Ratio - Stock price divided by current book value per share.

Price/Book Value Ratio versus Three-Year Average - The current price/book value ratio divided by the median of the price/book value ratio over the past 36 months.

Price/Cash Flow Ratio - Stock price divided by per-share cash flow over past four quarters, with cash flow defined as net income plus depreciation and amortization.

Price/Free Cash Flow Ratio - Stock price divided by per-share free cash flow over past four quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends.

Price/Sales Ratio - Stock price divided by per-share sales over most recent four quarters.

Price/Sales to Three-Year Average - Current price/sales ratio divided by median price/sales ratio over past 36 months.

Price/Sales to Five-Year Average - Current price/sales ratio divided by median price/sales ratio over past 60 months.

Return on Equity - Income before extraordinary items over most recent four quarters divided by average for common equity over four most recent quarters

Tangible Book One-Year Change - The change in tangible shareholders equity per share over the most recent year. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Tangible Book Five-Year Change - The change in tangible shareholders equity per share over the past five years. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Three-Year Sales Growth - The difference between per-share sales in the most recent four quarters and per-share sales in the four quarters three years earlier, expressed as a percentage.

Total Return for the Past Six Months - The percentage return on a stock over most recent six months, reflecting dividends and change in stock price.

NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the total returns is 2.95% for the first year and 1.95% for subsequent years, which reflects the Portfolios' reduced sales charge for "rollover" investments. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration commissions or taxes. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Horizon Investment Services, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard &Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolios


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on March 12, 2007 and have settlement date of March 15, 2007 (see "The Portfolios").

   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                                    COST TO             PROFIT (LOSS)
                                                                                    SPONSOR               TO SPONSOR
                                                                                 ------------            ------------
          Enhanced Sector Strategy, Basic Materials Portfolio                   149,375                       (175)
          Enhanced Sector Strategy, Consumer Goods and Services Portfolio       149,683                       (125)
          Enhanced Sector Strategy, Energy Portfolio                            149,602                       (137)
          Enhanced Sector Strategy, Financials Portfolio                        149,239                       (120)
          Enhanced Sector Strategy, Health Care Portfolio                       149,279                       (114)
          Enhanced Sector Strategy, Technology Portfolio                        149,370                       (246)
          Enhanced Sector Strategy, Utilities Portfolio                         149,859                       (137)
          The Dow Jones Total Market Portfolio, Enhanced Index Strategy         251,633                       (246)
          Enhanced Sector Strategy, Sector Rotation Portfolio                   150,009                       (211)


          "+" indicates that the stock was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Unit Trusts, Series 652:

      We have audited the accompanying statements of condition and the related portfolios of Enhanced Sector Strategy, Basic Materials Portfolio 2007-1, Enhanced Sector Strategy, Consumer Goods and Services Portfolio 2007-1, Enhanced Sector Strategy, Energy Portfolio 2007-1, Enhanced Sector Strategy, Financials Portfolio 2007-1, Enhanced Sector Strategy, Health Care Portfolio 2007-1, Enhanced Sector Strategy, Technology Portfolio 2007-1, Enhanced Sector Strategy, Utilities Portfolio 2007-1, The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2007-1 and Enhanced Sector Strategy, Sector Rotation Portfolio 2007-1 (included in Van Kampen Unit Trusts, Series
   652) as of March 13, 2007. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.

      Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of condition as of March 13, 2007. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enhanced Sector Strategy, Basic Materials Portfolio 2007-1, Enhanced Sector Strategy, Consumer Goods and Services Portfolio 2007-1, Enhanced Sector Strategy, Energy Portfolio 2007-1, Enhanced Sector Strategy, Financials Portfolio 2007-1, Enhanced Sector Strategy, Health Care Portfolio 2007-1, Enhanced Sector Strategy, Technology Portfolio 2007-1, Enhanced Sector Strategy, Utilities Portfolio 2007-1, The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2007-1 and Enhanced Sector Strategy, Sector Rotation Portfolio 2007-1 (included in Van Kampen Unit Trusts, Series 652) as of March 13, 2007, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   New York, New York
   March 13, 2007




                             STATEMENTS OF CONDITION


                              AS OF MARCH 13, 2007

                                                                              ENHANCED
                                                             ENHANCED          SECTOR
                                                              SECTOR          STRATEGY,        ENHANCED
                                                             STRATEGY,        CONSUMER          SECTOR
                                                               BASIC          GOODS AND        STRATEGY,
                                                             MATERIALS        SERVICES          ENERGY
INVESTMENT IN SECURITIES                                     PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                           -------------    -------------    -------------
Contracts to purchase Securities (1)                      $     149,200    $     149,558    $     149,465
                                                           -------------    -------------    -------------
     Total                                                $     149,200    $     149,558    $    149,465
                                                           =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                               $         754    $         477    $         755
     Deferred sales charge liability (3)                          2,185            2,191            2,189
     Creation and development fee liability (4)                     754              755              755
Interest of Unitholders--
     Cost to investors (5)                                      150,710          151,070          150,980
     Less: initial sales charge (5)(6)                            1,510            1,512            1,515
Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                  3,693            3,423            3,699
                                                           -------------    -------------    -------------
         Net interest to Unitholders (5)                        145,507          146,135          145,766
                                                           -------------    -------------    -------------
     Total                                                $     149,200    $     149,558    $    149,465
                                                           =============    =============    =============
Units outstanding                                                15,071           15,107           15,098
                                                           =============    =============    =============
Net asset value per Unit                                  $       9.655    $       9.673    $       9.655
                                                           =============    =============    =============



----------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



                            STATEMENTS OF CONDITION


                              AS OF MARCH 13, 2007

                                                                ENHANCED         ENHANCED         ENHANCED
                                                                 SECTOR           SECTOR           SECTOR
                                                                STRATEGY,        STRATEGY,        STRATEGY,
                                                               FINANCIALS       HEALTH CARE      TECHNOLOGY
INVESTMENT IN SECURITIES                                        PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                              -------------    -------------    -------------
Contracts to purchase Securities (1)                         $     149,119    $     149,165    $     149,124
                                                              -------------    -------------    -------------
     Total                                                   $     149,119    $     149,165    $    149,124
                                                              =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                  $         753    $         753    $         753
     Deferred sales charge liability (3)                             2,184            2,185            2,184
     Creation and development fee liability (4)                        753              753              753
Interest of Unitholders--
     Cost to investors (5)                                         150,630          150,680          150,640
     Less: initial sales charge (5)(6)                               1,511            1,515            1,516
Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                     3,690            3,691            3,690
                                                              -------------    -------------    -------------
         Net interest to Unitholders (5)                           145,429          145,474          145,434
                                                              -------------    -------------    -------------
     Total                                                   $     149,119    $     149,165    $    149,124
                                                              =============    =============    =============
Units outstanding                                                   15,063           15,068           15,064
                                                              =============    =============    =============
Net asset value per Unit                                     $       9.655    $       9.655    $       9.655
                                                              =============    =============    =============


-----------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION


                              AS OF MARCH 13, 2007

                                                                               THE DOW
                                                                                JONES          ENHANCED
                                                             ENHANCED       TOTAL MARKET        SECTOR
                                                              SECTOR         PORTFOLIO,        STRATEGY,
                                                             STRATEGY,        ENHANCED          SECTOR
                                                             UTILITIES          INDEX          ROTATION
INVESTMENT IN SECURITIES                                     PORTFOLIO        STRATEGY         PORTFOLIO
                                                           -------------    -------------    -------------
Contracts to purchase Securities (1)                      $     149,722    $     251,387    $     149,798
                                                           -------------    -------------    -------------
     Total                                                $     149,722    $     251,387    $     149,798
                                                           =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                               $         756    $         305    $         478
     Deferred sales charge liability (3)                          2,193            3,682            2,194
     Creation and development fee liability (4)                     756            1,270              757
Interest of Unitholders--
     Cost to investors (5)                                      151,240          253,930          151,320
     Less: initial sales charge (5)(6)                            1,518            2,543            1,522
Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                  3,705            5,257            3,429
                                                           -------------    -------------    -------------
         Net interest to Unitholders (5)                        146,017          246,130          146,369
                                                           -------------    -------------    -------------
     Total                                                $     149,722    $     251,387    $     149,798
                                                           =============    =============    =============
Units outstanding                                                15,124           25,393           15,132
                                                           =============    =============    =============
Net asset value per Unit                                  $       9.655    $       9.693    $       9.673
                                                           =============    =============    =============


-----------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.
   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective and investment strategy of each Portfolio is described in the individual Portfolio sections. Each Portfolio follows an investment strategy created and implemented by Horizon Investment Services, LLC using its Quadrix stock rating system. There is no assurance that a Portfolio will achieve its objective.
   The Portfolios offer the potential to achieve better performance than the related indexes through index-based investment strategies. Certain strategies may also offer the potential for less volatility or potential for higher dividend income when compared to the related index. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.
   Except as described herein, publisher of the indices has not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and has not approved any information herein relating thereto. The publisher of these indices is not affiliated with the Sponsor.
   The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.
   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.
   The Sponsor does not manage the Portfolios. You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios as of the applicable selection time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.
   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Strategy Correlation. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:
     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,
     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 15 month terms,
     o    a Portfolio may not be fully invested at all times, and
     o    fees and expenses of a Portfolio.
   In addition, the stock selection strategy of a Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. A Portfolio may not achieve its objective if this happens.
   Industry Concentrations. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Basic Materials Issuers. The Enhanced Sector Strategy, Basic Materials Portfolio invests exclusively and the Enhanced Sector Strategy, Sector Rotation Portfolio invests significantly in companies in the basic materials industry. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.
   Consumer Product and Retail Issuers. The Enhanced Sector Strategy, Consumer Goods and Services Portfolio invests exclusively and the Enhanced Sector Strategy, Sector Rotation Portfolio invests significantly in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Energy Issuers. The Enhanced Sector Strategy, Energy Portfolio invests exclusively in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.
   Financial Services Issuers. The Enhanced Sector Strategy, Financials Portfolio invests exclusively in financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.
   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.
   Health Care Issuers. The Enhanced Sector Strategy, Health Care Portfolio invests exclusively in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Real Estate Investment Trusts. Certain Portfolios may invest significantly in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,
     o    general U.S. and global as well as local economic conditions,
     o    decline in real estate values,
     o    the financial health of tenants,
     o    overbuilding and increased competition for tenants,
     o    oversupply of properties for sale,
     o    changing demographics,
     o    changes in interest rates, tax rates and other operating expenses,
     o    changes in government regulations,
     o    faulty construction and the ongoing need for capital improvements,
     o regulatory and judicial requirements, including relating to liability for environmental hazards,
     o    changes in neighborhood values and buyer demand, and
     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.
   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.
   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.
   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.
   Technology Issuers. The Enhanced Sector Strategy, Technology Portfolio invests exclusively in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   Telecommunications Issuers. The Enhanced Sector Strategy, Sector Rotation Portfolio invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by your Portfolio. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   Utility Issuers. The Enhanced Sector Strategy, Utilities Portfolio invests exclusively in the utility industry. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;
     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;
     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;
     o    coping with the general effects of energy conservation;
     o technological innovations which may render existing plants, equipment or products obsolete;
     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;
     o    the potential impact of natural or man-made disasters;
     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;
     o    the high cost of obtaining financing during periods of inflation;
     o difficulties of the capital markets in absorbing utility debt and equity securities; and
     o    increased competition.
   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Trust.
   Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. In 2001, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including the FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.
   Small Companies. Certain Portfolios may invest in stocks issued by small companies. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.
   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.
   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the net assets value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit at the time of purchase.
   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.
   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.
   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.
   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.
   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the sales charge will be as follows:

       Transaction
         Amount                             Sales Charge
       -----------                          ------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units, your sales charge will be 2.75% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.
   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.
   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.
   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.
   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       Transaction
         Amount*                             Concession
       -----------                          ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

--------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.20% per Unit.
   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 Initial Offering Period                       Volume
Sales During Quarterly Period               Concession
----------------------------------------    ----------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wachovia Securities, LLC will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Merrill Lynch, Pierce Fenner & Smith Incorporated, Morgan Stanley &Co. Incorporated, UBS Financial Services Inc. and Wachovia Securities LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of this Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.
   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                               -----
         Transactional sales charge            0.00%
                                               =====
   Creation and development fee                0.50%
                                               -----
         Total sales charge                    0.50%
                                               =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. With respect to the Enhanced Sector Strategy, Consumer Goods and Services Portfolio, The Dow Jones Total Market Portfolio, Enhanced Index Strategy and the Enhanced Sector Strategy, Sector Rotation Portfolio, dividends and any net proceeds from the sale of Securities received by your Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. With respect to all other Portfolios, the Trustee will generally distribute cash held in the Income and Capital Accounts of your Portfolio on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". In addition, the Enhanced Sector Strategy, Consumer Goods and Services Portfolio, The Dow Jones Total Market Portfolio, Enhanced Index Strategy and the Enhanced Sector Strategy, Sector Rotation Portfolio will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." The estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). The actual net annual distributions are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. The CUSIP numbers are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time. Each reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.
   Special Redemption and Rollover. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series through a cash rollover as described in this section or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.
   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".
   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.
   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that The Dow Jones Total Market Portfolio, Enhanced Index Strategy and the Enhanced Sector Strategy, Sector Rotation Portfolio continue to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolios.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.
   Pursuant to an exemptive order, a terminating Portfolio may be permitted to sell Securities to a new trust series if those Securities are included in the new trust. The exemption may enable a Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $119 billion under management or supervision as of January 31, 2007. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of January 31, 2007, the total stockholders' equity of Van Kampen Funds Inc. was $299,742,223 (unaudited).

   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217,
(800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".


TAXATION - ENHANCED SECTOR STRATEGY, CONSUMER GOODS AND SERVICES PORTFOLIO, THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY AND ENHANCED SECTOR STRATEGY, SECTOR ROTATION PORTFOLIO
--------------------------------------------------------------------------------


   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.
   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.
   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.
   Portfolio Status. Your Portfolio intends to qualify as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.
   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.
   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from your Portfolio because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be designated by the Portfolio as being eligible for the dividends received deduction.
   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.
   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.
   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.
   Ordinary income dividends received by an individual shareholder from a regulated investment company such as your Portfolio are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Portfolio itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Portfolios will provide notice to its Unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for these capital gains tax rates.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem Units. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.
   Deductibility of Portfolio Expenses. Generally, expenses incurred by your Portfolio will be deducted from the gross income received by your Portfolio and only your share of the Portfolio's net income will be paid to you and reported as taxable income to you. However, if the Units of your Portfolio are held by fewer than 500 Unitholders at any time during a taxable year, your Portfolio will generally not be able to deduct certain expenses from income, thus resulting in your reported share of your Portfolio's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.
   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

TAXATION - ALL OTHER PORTFOLIOS
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.
   This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Portfolios. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.
   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.
   Assets of the Portfolio. Each Portfolio is expected to hold one or more of the following:
   (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and
   (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.
   It is possible that a Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Portfolio constitute the "Portfolio Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Portfolio Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Portfolio Assets.
   Portfolio Status. If a Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.
   Your Tax Basis and Income or Loss Upon Disposition. If your Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).
   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.
   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.
   Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.
   Dividends From REIT Shares. Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.
   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.

   In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in-kind distribution, you will receive Portfolio Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Portfolio Assets under the wash sale provisions of the Internal Revenue Code.
   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.
   Foreign Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or Portfolio), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Portfolio or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.
   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor Portfolio rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.


PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.
   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Portfolios will pay license fees to Dow Jones & Company, Inc. and Horizon Investment Services, LLC for use of certain service marks and other property.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


          Title                                  Page
   Enhanced Sector Strategy, Basic
      Materials Portfolio .....................     2
   Enhanced Sector Strategy, Consumer Goods and
      Services Portfolio ......................     6
   Enhanced Sector Strategy, Energy Portfolio .    10
   Enhanced Sector Strategy, Financials Portfolio  14
   Enhanced Sector Strategy, Health Care Portfolio 18
   Enhanced Sector Strategy, Technology Portfolio  22
   Enhanced Sector Strategy, Utilities Portfolio   26
   The Dow Jones Total Market Portfolio, Enhanced
      Index Strategy ..........................    30
   Enhanced Sector Strategy, Sector
      Rotation Portfolio.......................    38
   Portfolio Strategies........................    43
   Glossary of Strategy Screens................    48
   Notes to Hypothetical Performance Tables....    50
   Notes to Portfolios.........................    50
   Report of Independent Registered Public
      Accounting Firm..........................    51
   Statements of Condition ....................    52
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-8
   Retirement Accounts.........................  A-13
   Fee Accounts................................  A-13
   Rights of Unitholders.......................  A-13
   Portfolio Administration....................  A-17
   Taxation - Enhanced Sector Strategy, Consumer
      Goods and Services Portfolio, The Dow Jones
      Total Market Portfolio, Enhanced Index Strategy
      and Enhanced Sector Strategy, Sector
      Rotation Portfolio.......................  A-19
   Taxation - All Other Portfolios.............  A-21
   Portfolio Operating Expenses................  A-24
   Other Matters...............................  A-25
   Additional Information......................  A-25



-------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO652


                                   PROSPECTUS
--------------------------------------------------------------------------------


                                 MARCH 13, 2007

                            Enhanced Sector Strategy,
                        Basic Materials Portfolio 2007-1

                            Enhanced Sector Strategy,
                  Consumer Goods and Services Portfolio 2007-1

                            Enhanced Sector Strategy,
                             Energy Portfolio 2007-1

                            Enhanced Sector Strategy,
                           Financials Portfolio 2007-1

                            Enhanced Sector Strategy,
                          Health Care Portfolio 2007-1

                            Enhanced Sector Strategy,
                           Technology Portfolio 2007-1

                            Enhanced Sector Strategy,
                           Utilities Portfolio 2007-1

                      The Dow Jones Total Market Portfolio,
                         Enhanced Index Strategy 2007-1

                            Enhanced Sector Strategy,
                        Sector Rotation Portfolio 2007-1









               Van Kampen Funds Inc.

               Please retain this prospectus for future reference


     Van Kampen
    Investments


                             Information Supplement

                       Van Kampen Unit Trusts, Series 652


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                                Table of Contents
                                                                     Page
           Risk Factors ..........................................      2
           The Indexes ...........................................     12
           Sponsor Information ...................................     13
           Trustee Information ...................................     14
           Taxation ..............................................     14
           Portfolio Termination .................................     16




      Van Kampen
     Investments


RISK FACTORS
     Price Volatility. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Basic Materials Issuers. Certain Portfolios may invest exclusively or significantly in basic materials companies. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.
   Consumer Product and Retail Issuers. Certain Portfolios may invest exclusively or significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.
     Energy Issuers. Certain Portfolios may invest exclusively or significantly in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny
    Financial Services Issuers. Certain Portfolios may invest exclusively or significantly in financial services companies. An investment in Units of these Portfolios should be made with an understanding of the problems and risks inherent in the financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.
   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.
   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.
   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.
   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.
   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.
   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:
     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;
     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;
     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;
     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;
     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;
     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and
     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.
   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.
   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   Health Care Issuers. Certain Portfolios may invest exclusively or significantly in health care companies. An investment in Units of these Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   Industrials Issuers. Certain Portfolios may invest exclusively or significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.
   Real Estate Issuers. Certain Portfolios may invest significantly in shares issued by real estate companies which invest primarily in income producing real estate or real estate related loans or mortgages. These companies are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:
     o    declines in the value of real estate,
     o    illiquidity of real property investments,
     o risks related to general U.S. and global as well as local economic conditions,
     o    dependency on management skill,
     o    heavy cash flow dependency,
     o    possible lack of availability of mortgage funds,
     o    excessive levels of debt or overleveraged financial structure,
     o    overbuilding,
     o    extended vacancies, or obsolescence, of properties,
     o    increase in competition,
     o    increases in property taxes and operating expenses,
     o    changes in zoning laws,
     o losses due to costs resulting from the clean-up of environmental problems,
     o liability to third parties for damages resulting from environmental problems,
     o    casualty or condemnation losses,
     o    economic or regulatory impediments to raising rents,
     o    changes in neighborhood values and buyer demand,
     o    changes in the appeal of properties to tenants, and
     o    changes in interest rates, tax rates or operating expenses.
   In addition to these risks, real estate companies may be more likely to be affected by changes in the value of the underlying property owned by real estate companies. Further, real estate companies are dependent upon the management skills of the issuers and generally may not be diversified.
   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to a real estate company. In the event of a default by a borrower or lessee, a real estate company may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.
   A significant amount of the assets of real estate companies may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on real estate companies also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. In addition, you should be aware that real estate companies may not be diversified and are subject to the risks of financing projects. These companies are also subject to
     o    defaults by borrowers,
     o    the market's perception of the industry generally,
     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and
     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.
   A default by a borrower or lessee may cause the a company to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.
   A real estate company generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the properties are at risk in their particular locales. The management of a real estate company uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a real estate company receives might not be adequate to restore its economic position with respect to that property.
   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the securities in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares are held in the Portfolio.

   Technology Issuers. Certain Portfolios may invest exclusively or significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Telecommunications Issuers. Certain Portfolios may invest exclusively or significantly in the telecommunications industry. The value of the Units of these Portfolios are susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.
   While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
   In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Portfolio.

   Utility Issuers. Certain Portfolios may invest exclusively or significantly in utility companies. An investment in Units of these Portfolios should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand for products or technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. In 2001, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors.
   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to obtain financing, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.
   Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.
   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.
   Litigation. Certain of the issuers of Securities in the Portfolios may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

   The Dow Jones Indices. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones Indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.
   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

SPONSOR INFORMATION

   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds
Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $119 billion under management or supervision as of January 31, 2007. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of January 31, 2007, the total stockholders' equity of Van Kampen Funds Inc. was $299,742,223 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.
   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.
   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Portfolios. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolios. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.
   Certain Portfolios intend (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.
   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.
   As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
   If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:


         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 562 (File No. 333-131871) dated March 7, 2006, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal and New York income tax status of securities being registered.

     3.3  Opinion of counsel as to the Trustee and the Trust.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 593 (file No. 333-129793) dated January 18, 2006.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (File No. 333-134376) dated July 10, 2006.


                                   SIGNATURES

     The Registrant, Van Kampen Unit Trusts, Series 652, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573, Series 596, Series 615 and 639 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 652 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 13th day of March, 2007.

                                              Van Kampen Unit Trusts, Series 652
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                              Executive Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 13, 2007 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ JOHN F. TIERNEY
                                                             -------------------
                                                             (Attorney-in-fact*)

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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.